14 December 2010
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Olympus Pacific Minerals Inc.
SEC File No. 000-52324
Dear Mr. Hiller:
     We are transmitting Amendment No. 1 to Olympus Pacific Minerals Inc.’s (the “Company”) Annual Report on Form 20-F, for the year ended December 31, 2009 (“Form 20-F”) in response to the Staff’s November 18, 2010 comment letter (“Comment Letter”).
     The Company’s responses to the Comment Letter are as follows:
     Comment No. 1 — The Company’s Amendment No. 3 to its Annual Report on Form 20-F for the year ended December 31, 2008 was filed on December 8, 2010.
     Comment No. 2 — The Company has revised its disclosures in Item 15 to delete all references to the general design of its disclosure controls and procedures, and now states that its disclosure controls and procedures were ineffective as of December 31, 2009 (as set forth at page 53).
     Comment No. 3 — The Company has added a section on “Changes in Internal Control over Financial Reporting” (as set forth at page 54).
     The Company has had discussions with Ken Schuler regarding comments 4 through 6 and has amended the Form 20-F in accordance with such discussions as follows:
     Comment No. 4 — The revisions to the 2005 Work Program for the Bong Mieu Gold Property are set forth at page 38.
     Comment No. 5 — The revisions to the description of the Geology and Main Mineral Occurrences for the Capcapo Property are set forth at page 43.
Suite 500 ▲ 10 King Street East ▲ Toronto, Ontario M5C 1C3
Telephone 416 572 2525 ▲ Fax 416 572 4202 ▲ Toll Free 888 902 5522

     Comment No. 6 — The revisions to the disclosures for the Resource and Reserve Estimates for the Bau Gold Property are set forth at page 46.
     In addition, (i) an Explanatory Note is added at page 3 to describe the reasons for the Amendment, and (ii) updated Chief Executive Officer and Chief Financial Officer certifications are included.
     Please call if you have any questions.

Sincerely,
/s/ John Seton
John Seton
Chief Financial Officer

encl.